ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский ... Российская Федерация, 628400
Тел.: (3462) 42-61-33, ... 34-95

05007417

«25th» April 2005 г. № 13-11-182

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the English translation of the following documents:

- notice to the shareholders that the Annual General Shareholders` Meeting of OJSC"Surgutneftegas" (hereinafter referred to as "Meeting") is to be conducted on April, 30, 2005;
- ballot papers for voting on items of the agenda of the Meeting.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 11 pages.

Sincerely yours,

Sergey Fyodorov

Vice-President,
Head of Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«15» апреля 2005 г.

№ 13-11-182

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
США, 20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

SEC MAIL RECEIVED PROCESSING
APR 1 1 2005
WASH, D.C. 202 SECTION

О направлении информации

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текстов следующих документов:

уведомление акционеров о проведении годового общего собрания акционеров ОАО «Сургутнефтегаз» (далее – Собрания), назначенного на 30 апреля 2005 года;

бюллетени для голосования по вопросам повестки дня Собрания.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или **Андрею Серебрякову** по телефону **(7 3462) 42 65 02.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 11 листах в 1 экземпляре.

С уважением,

Заместитель генерального
директора по ценным бумагам

С.А.Федоров

Серебряков
42 63 41

Addendum 1

TO THE ATTENTION OF SHAREHOLDERS
of Open Joint Stock Company "Surgutneftegas"
(Location: ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation)

Open Joint Stock Company "Surgutneftegas" (OJSC "Surgutneftegas") notifies shareholders that the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" is to be held on April 30, 2005, 10:00 a.m., at the Palace of Arts "Neftyanik" at the following address: ul. Entuziastov, 34, the city of Surgut, Khanty-Mansiysky Autonomous Okrug - Yugra, Tyumenskaya Oblast, Russian Federation, 628415.

Form of the Annual General Shareholders' Meeting is a meeting.

The registration of the participants of the meeting starts at 8:00 a.m., April 30, 2005 at the venue of the meeting.

March 25, 2005 is the date of compiling the list of those who are entitled to participate in the meeting.

Agenda of the Annual General Shareholders' Meeting:

1. Approval of OJSC "Surgutneftegas" annual report for 2004.
2. Approval of the annual accounting statements of OJSC "Surgutneftegas", including profit and loss statements for 2004.
3. Approval of distribution of profit (loss) of OJSC "Surgutneftegas" for 2004, including the dividend payment (declaration), approval of the size, of the form, of the schedule, and of the procedure for dividend payment on shares of each category.
4. Electing members of OJSC "Surgutneftegas" Board of Directors.
5. Electing members of OJSC "Surgutneftegas" Auditing Committee.
6. Approval of the Auditor of OJSC "Surgutneftegas".
7. Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The information subject to submission to OJSC "Surgutneftegas" shareholders is available to shareholders and their proxies from April 08, 2005 to April 30, 2005 inclusive, every working day from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:00 p.m. at the address: ul. Entuziastov, 52/1, office 152, the city of Surgut, Khanty-Mansiysky Autonomous Okrug - Yugra, Tyumenskaya Oblast, 628415. Surgut contact phone: (3462) 46 27 64.

The completed ballot paper can be mailed or submitted in person at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, the city of Surgut, Khanty-Mansiysky Autonomous Okrug - Yugra, Tyumenskaya Oblast, 628415, every working day, 9 a.m.-12:30 p.m. and 2 p.m.-5 p.m.

The deadline for accepting ballot papers is April 27, 2005 inclusive.

Addendum 10

BALLOT PAPER #1
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code

bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, the city of Surgut, ul.Entuziastov, 34, the Palace of Arts "Neftyanik"
date of the Meeting	April "30", 2005
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report			
The proposed resolution: "To approve OJSC "Surgutneftegas" annual report on results of business activity for 2004".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 2: "Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss statements for 2004"			
The proposed resolution: "To approve annual accounting statements of OJSC "Surgutneftegas", including profit and loss statement for 2004".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

<table>
<tr><td colspan="4">Item 3: “Approval of distribution of profit (loss) of OJSC “Surgutneftegas” for 2004, including the dividend payment (declaration), approval of the size, of the form, of the schedule, and of the procedure of dividend payment on shares of each category”</td></tr>
<tr><td colspan="4">The proposed resolution:
“To approve the distribution of profit (loss) of OJSC “Surgutneftegas” for 2004. To declare dividend payment for 2004: a preferred share of OJSC “Surgutneftegas” – 0.607 rubles, an ordinary share of OJSC “Surgutneftegas” – 0.4 rubles; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 16, 2005. The date when dividend payment is terminated is 29 June 2005.”</td></tr>
<tr><td>Variant of Voting</td><td>“FOR”</td><td>“AGAINST”</td><td>“ABSTAINING”</td></tr>
<tr><td>Please, put down the number of votes and your notes*</td><td></td><td></td><td></td></tr>
</table>

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder’s (proxy’s) signature ________________ (__________________)

Last name, initials

The data of the Power of Attorney____________________________________

#, the date of issue

____

the person who has issued the Power of Attorney (last, first, middle names)

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the date of compiling a list of persons entitled to participate in the general meeting and (or) as directed by holders of depositary securities, and cross out all the other variants.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting, and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting should be made.

If not all shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting. If the directions of those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper with one or several items put to the vote that have been completed incorrectly is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is April 27, 2005 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".

BALLOT PAPER #2
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, the city of Surgut, ul.Entuziastov, 34, the Palace of Arts "Neftyanik"
date of the Meeting	April "30", 2005
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 4: "Election of members of OJSC "Surgutneftegas" Board of Directors"			
The proposed resolution: To elect the following persons to the Board of Directors:			
Last, first, middle name of a candidate	"FOR" Please, put down the number of votes cast for each candidate	"AGAINST" Please, put down the number of votes cast for this variant of voting*	"ABSTAINING" Please, put down the number of votes cast for this variant of voting*
1. Ananiev Sergei Alekseevich			
2. Gorbunov Igor Nikolaevich			
3. Bogdanov Vladimir Leonidovich			
4. Bulanov Alexander Nikolaevich			
5. Matveev Nikolai Ivanovich			
6. Medvedev Nikolai Yakovlevich			
7. Rezyapov Alexander Filippovich			
8. Uryupin Vyacheslav Alekseevich			
9. Usmanov Ildus Shagalievich			
10. Ussoltsev Alexander Viktorovich			
Total: (the quantity of voting shares multiplied by 9)			
Please, put down your notes*			

* -.This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ________________ (____________________)

Last name, initials

The data of the Power of Attorney____________________________________

#, the date of issue

____

the person who has issued the Power of Attorney (last, first, middle names)

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the date of compiling a list of persons entitled to participate in the general meeting and (or) as directed by holders of depositary securities, and cross out all the other variants.

The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. Since the voting on the item is cumulative, you need to multiply the quantity of voting shares you hold by 9. You can either distribute in any proportion the quantity of votes you got among two or more candidates to the Board of Directors listed in the ballot paper, or cast all the votes for one of the candidates. The fractional part of the vote that is the product of the quantity of a fractional share holder's votes by the number of persons to be elected to the Company's Board of Directors may be cast for one candidate only.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting, and (or) as directed by holders of depositary securities should be made in the boxes for a voter's notes corresponding to this variant.

The quantity of votes in the column "total" shall be equal to the sum of votes across the above-mentioned lines of the table on all variants.

A person who votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting should be made in the box for a voter's notes corresponding to this variant.

If not all shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting in the box for a voter's notes corresponding to this variant. If the directions of those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper incorrectly completed and (or) the one without a signature is to be considered invalid.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot

papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is April 27, 2005 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".

BALLOT PAPER #3
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, the city of Surgut, ul. Entuziastov, 34, the Palace of Arts "Neftyanik"
date of the Meeting	April "30", 2005
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 5: "Election of members of OJSC "Surgutneftegas" Auditing Committee			
The proposed resolution: "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":			
5.1 Komarova Valentina Panteleevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.2 Oleynik Tamara Fedorovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.3 Prishchepova Lyudmila Arkadyevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 6: "Approval of the Auditor of OJSC "Surgutneftegas"			
The proposed resolution: "To approve OOO "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2005".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 7: "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies)"			
The proposed resolution: "To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements: the transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies". This resolution remains valid up to the OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2005."			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ________________ (____________________)

Last name, initials

The data of the Power of Attorney____

#, the date of issue

____

the person who has issued the Power of Attorney (last, first, middle names)

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the date of compiling a list of persons entitled to participate in the general meeting and (or) as directed by holders of depositary securities, and cross out all the other variants.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting, and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the date of compiling a list of persons entitled to participate in the general meeting should be made.

If not all shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the date of compiling a list of persons entitled to participate in the general meeting. If the directions of those who acquired shares which were transferred after the date of compiling a list of persons entitled to participate in the general meeting in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper with one or several items put to the vote that have been completed incorrectly is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is April 27, 2005 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts, the Power of Attorney shall be executed in compliance with Item 1 of Article 57 of the Federal Law of the RF "On Joint Stock Companies".